SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 27, 2014

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Announcement of LM Ericsson Telephone Company, dated January 27, 2014 regarding “Ericsson and Samsung reach agreement on licensing terms”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: January 27, 2014

PRESS RELEASE January 27, 2014

Ericsson and Samsung reach agreement on licensing terms

•	Settlement ends all ongoing patent related legal disputes

•	Agreement includes global patent cross licensing of cellular technologies

•	License illustrates Ericsson’s commitment to FRAND principles

•	Settlement impacts Ericsson sales and net income in Q4 2013 by SEK 4.2 b. and SEK 3.3 b. respectively.

Ericsson (NASDAQ: ERIC) and Samsung have reached an agreement on global patent licenses between the two companies. The cross license agreement covers patents relating to GSM, UMTS, and LTE standards for both networks and handsets.

Ericsson is committed to licensing its standard-essential patents on fair, reasonable and non-discriminatory (FRAND) terms for the benefit of the industry. It believes that licensing according to FRAND principles strikes the appropriate balance between incentivizing companies to innovate and contribute technology to open standards and maintaining the overall royalty rates at a reasonable level to allow new entrants access to the market.

“We are pleased that we could reach a mutually fair and reasonable agreement with Samsung. We always viewed litigation as a last resort,” said Kasim Alfalahi, Chief Intellectual Property Officer at Ericsson. “This agreement allows us to continue to focus on bringing new technology to the global market and provides an incentive to other innovators to share their own ideas.”

This agreement ends complaints made by both companies against each other before the International Trade Commission (ITC) as well as the lawsuits before the U.S. District Court for the Eastern District of Texas.

FINANCIAL IMPACT

The agreement includes an initial payment and ongoing royalty payments from Samsung to Ericsson for the term of the new multi-year license agreement.

The initial payment in the agreement will impact Ericsson sales and net income in Q4 2013 by SEK 4.2 b. and SEK 3.3 b. respectively. Ericsson expects that the initial payment in the agreement will impact Ericsson’s operating cash flow in the beginning of 2014.

PRESS RELEASE January 27, 2014

The details of the agreement are confidential and will not be disclosed. Information of the financial impact of the initial payment on Ericsson’s Q4 2013 results will be included in Ericsson’s Q4 2013 earnings report.

NOTES TO EDITORS

Download high-resolution photos and broadcast-quality video at www.ericsson.com/press

Ericsson is a world-leading provider of communications technology and services. We are enabling the Networked Society with efficient real-time solutions that allow us all to study, work and live our lives more freely, in sustainable societies around the world.

Our offering comprises services, software and infrastructure within Information and Communications Technology for telecom operators and other industries. Today 40 percent of the world’s mobile traffic goes through Ericsson networks and we support customers’ networks servicing more than 2.5 billion subscriptions.

We are more than 110,000 people working with customers in more than 180 countries. Founded in 1876, Ericsson is headquartered in Stockholm, Sweden. In 2012 the company’s net sales were SEK 227.8 billion (USD 33.8 billion). Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ, New York stock exchanges.

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on January 27, 2014, at 08:00 CET.